Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT INTERCEPTS 7.28 G/T AU OVER 31.40 METRES AT WASAMAC;
NEW DRILL RESULTS REAFFIRM STRONG POTENTIAL OF THIS PROJECT

MONTREAL, Quebec, Canada, August 30, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce additional results from its extensive drilling program on its Wasamac property (the “Property”).

Highlights:

  New 2011 drill results include: 7.28 g/t Au over 31.40 metres in the Main Zone, 3.14 g/t Au over 9.99 metres and 3.45 g/t Au over 7.66 metres in Zone 1, 2.17 g/t Au over 32.88 metres in Zone 2, and 4.52 g/t Au over 12.17 metres in Zone 3 (true width);

  Richmont has five drills currently active in the area;

  Over 34,000 metres of drilling completed to date; 2011 exploration program extended to 45,000 metres from 35,000 metres previously;

  Updated resource calculation for Wasamac is expected in Q4 2011, and will be used to complete a preliminary economic assessment of the project in Q1 2012.

Martin Rivard, President and CEO, commented: “We have results from more than 25,000 metres of drilling completed this year and are pleased that they have reaffirmed our optimism for Wasamac’s long-term potential for Richmont’s shareholders. To this end, we have expanded our exploration program to 45,000 metres for 2011, and we look forward to release additional results as they become available. As part of our focus to advance this project, I am pleased to announce that Mr. Rosaire Émond, Eng., will join our team as Project Manager for Wasamac, effective September 1st. Rosaire will oversee the preparation of a preliminary economic assessment that will be available in the first quarter of 2012.”

			TABLE 1
		NEW WASAMAC DRILL RESULTS(1)
				True	Cut		Vertical depth
Hole	Length	From	To	Width	Grade(2)	Zone	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)		(meters)
WS -11-72	610	502.00	541.75	31.40	7.28	Main	513
WS -11-73	408	335.00	342.00	6.60	1.62	2	279
WS -11-74	120		Abandoned, wrong deviation. Restarted with WS-11-74A.
WS -11-74A	870	786.95	826.00	32.88	2.17	2	752
WS -11-75	801	727.35	732.00	3.68	3.05	2	705
WS -11-76	443	393.00	402.00	7.19	2.28	2	380
WS -11-77	354	310.00	320.00	9.80	1.82	2	205
WS -11-78	702	668.00	672.00	3.44	1.77	2	620
		363.80	366.10	2.30(3)	2.62	Outside known mineralized
WS -11-79	510					zone.
		405.50	407.54	1.47	3.06	3	397
WS -11-80	123		Abandoned, wrong deviation. Restarted with WS-11-80A.
WS -11-80A	831	796.25	809.30	5.10	1.84	2	792
WS -11-81	486	420.00	433.00	10.32	2.03	1	409

RICHMONT INTERCEPTS 7.28 G/T AU OVER 31.40 METRES AT WASAMAC; NEW DRILL RESULTS REAFFIRM STRONG POTENTIAL OF THIS PROJECT
August 30, 2011

TABLE 1
NEW WASAMAC DRILL RESULTS(1)
				True	Cut		Vertical depth
Hole	Length	From	To	Width	Grade(2)	Zone	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)		(meters)
WS-11-82	802	667.65	678.95	0.79	2.91	N/A(4)	648
WS-11-83	753	601.50	610.00	6.67	3.27	1	586
WS-11-84	396	303.35	310.50	2.54	1.72	3	281
WS-11-85A	477	355.90	363.00	6.84	2.38	1	280
WS-11-86	705	598.45	605.00	4.53	2.21	3	613
WS-11-87	726	671.80	686.00	9.99	3.14	1	673
WS-11-88	676	596.60	599.80	No significant value		N/A(4)	512
WS-11-89	492	423.00	426.50	3.19	2.66	1	369
WS-11-90	612	576.60	579.60	2.53	1.20	1	542
WS-11-91	471	396.60	398.90	No significant value		N/A(5)	308
WS-11-92	696	621.40	651.20	22.70	1.59	1	619
WS-11-93	516	462.70	483.20	No significant value		3	444
WS-11-94	507	375.40	409.55	5.63	1.84	1	275
WS-11-95	608	550.20	565.80	12.17	4.52	3	550
WS-11-96	626	573.45	577.90	No significant value		1	426
WS-11-97	36		Abandoned, wrong deviation. Restarted with WS-11-97A.
WS-11-97A	702	629.00	639.00	7.66	3.45	1	638
WS-11-98	552	499.70	504.00	3.24	1.62	1	497
WS-11-99	486	409.30	419.90	No significant value		N/A(5)	409
Metres drilled:	17,097

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 34.28 g/t.
(3)	Core length, not true width.
(4)	Exploration drilling located between the Main Zone and Zone 1.
(5)	Exploration drilling located east of Zone 3.

Chart 1: Longitudinal Section – Wasamac: 2011 exploration results to date - http://media3.marketwire.com/docs/Wasamac2011_e.pdf

Richmont’s main objective for the 2011 drilling campaign on Wasamac is to expand the overall resources on the Property and to evaluate the potential for an underground bulk mining operation. Additional drill results will be used to complete an updated resource calculation in Q4 2011 and a preliminary economic assessment in Q1 2012.

Richmont is also drilling on the adjacent Globex land package, optioned by Richmont from Globex Mining Enterprises Inc. in May 2011. Richmont’s objective is to verify the potential presence of mineralized trends on the Globex land package similar to those observed on the Wasamac property at deeper elevations. The 5 Globex claims cover a total area of 2.07 km2 (207 hectares). Richmont will release results from this exploration drilling once they have been obtained.

RICHMONT INTERCEPTS 7.28 G/T AU OVER 31.40 METRES AT WASAMAC; NEW DRILL RESULTS REAFFIRM STRONG POTENTIAL OF THIS PROJECT
August 30, 2011

New appointments
Richmont is very pleased to announce that Mr. Rosaire Émond, Eng., will join Richmont as Wasamac’s Project Manager beginning September 1, 2011. Mr. Émond holds a Mining Engineer degree from the University of Laval in Quebec, and has over 28 years experience with various companies including Placer Dome Canada and Agnico-Eagle Mines Limited where he played a key role in the construction of the Goldex Mine in Val-d’Or, Quebec.

Richmont is also pleased to announce that Ms. Josée Brazeau, M.Env., will join its team as Manager, Environment and Sustainable Development beginning September 6, 2011. Ms. Brazeau holds its Master degree from the University of Sherbrooke in Quebec, and worked for nearly 14 years as a biologist for the Minister of Sustainable Development, Environment and Parks, Regional Management, Abitibi-Témiscamingue and Quebec North.

Additional details about the Wasamac Property
As of December 31, 2010, the Wasamac property had estimated Measured and Indicated Resources of 5,093,180 tonnes grading 2.51 g/t Au for 411,073 ounces of gold, and Inferred Resources of 11,515,020 tonnes grading 2.72 g/t Au for 1,007,875 ounces of gold.

The 7.58 km2 (757.65 hectare) Wasamac property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district and is less than 10 km east of the Francoeur Mine. The past-producing Wasamac Mine produced a total of 1.9 million metric tonnes at an average grade of 4.16 g/t Au between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

RICHMONT INTERCEPTS 7.28 G/T AU OVER 31.40 METRES AT WASAMAC; NEW DRILL RESULTS REAFFIRM STRONG POTENTIAL OF THIS PROJECT
August 30, 2011

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. 20% of samples (pulps and rejects) of the mineralized zones are being sent to the Techni-Lab (Actlabs) laboratory in Ste-Germaine-Boulé.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Glenn Massad
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 5863
E-mail: jaitken@richmont-mines.com	E-mail: glenn.massad@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
Visit our Facebook page